United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces the signing of the Project Finance for Nacala Logistic Corridor

Rio de Janeiro, November 27th, 2017 — Vale S.A. (Vale) informs that the Nacala Logistic Corridor (NLC) companies signed today the binding financing contracts in the form of a project finance, through which NLC will raise US$ 2.730 billion, broken down as follows:

•                  US$ 1.030 billion from Japan Bank for International Cooperation (JBIC)

•                  US$ 1.000 billion loan insured by Nippon Export and Investment Insurance (NEXI) from the following institutions: Sumitomo Mitsui Banking Corporation; The Bank of Tokyo Mitsubishi UFJ Ltd; Mizuho Bank Limited; Sumitomo Mitsui Trust Bank Limited; Nippon Life Insurance Company and Standard Chartered Bank

•                  US$ 400 million loan insured by Export Credit Insurance of South Africa Limited (ECIC) from the following institutions: ABSA Bank Limited; Investec Bank Limited; Rand Merchant Bank and The Standard Bank of South Africa Limited

•                  US$ 300 million from the African Development Bank (AfDB)

The project finance facility will be repaid in 14 years with the proceeds generated from the tariff related to the coal transportation services and from general cargo services provided by NLC. The tariff was introduced in April 2017 upon the completion of the equity transaction with Mitsui and the subsequent deconsolidation of NLC.

The Nacala project finance completes the investment structure devised to support the ramp-up of the logistic corridor until its full capacity utilization.

The completion of the transaction and the drawdown of the proceeds are subject to usual conditions precedent for a project finance and are expected to happen shortly. The funds received will be mostly paid to Vale to take out part of Vale’s shareholders loans conceded for construction of NLC, but will also be used to support the ramp up of the corridor.

The project finance also demonstrates the institutional maturity and the government support in both Mozambique and Malawi. The authorities at all government levels fully cooperated and enabled all the regulatory, financial and legal frameworks that support the Project Finance, for which Vale and Mitsui are deeply thankful. Vale wishes that the Nacala Project Finance becomes a postcard and a benchmark for the attraction of other large scale investments in both countries.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 27, 2017		Director of Investor Relations